Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Frontier Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35909R108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909R108	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Indigo Frontier Holdings Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 178,834,034
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 178,834,034

9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,834,034
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 82.8%
12	Type of Reporting Person OO

CUSIP No. 35909R108	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Indigo Denver Management Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 178,834,034
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 178,834,034

9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,834,034
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 82.8%
12	Type of Reporting Person OO

CUSIP No. 35909R108	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons William A. Franke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,092
	6	Shared Voting Power 178,834,034
	7	Sole Dispositive Power 7,092
	8	Shared Dispositive Power 178,834,034

9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,841,126
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 82.8%
12	Type of Reporting Person IN

CUSIP No. 35909R108	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Frontier Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4545 Airport Way, Denver, CO 80239

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Indigo Frontier Holdings Company, LLC

Indigo Denver Management Company, LLC

William A. Franke

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, AZ 85016.

(c)	Citizenship of each Reporting Person is:

Indigo Frontier Holdings Company, LLC and Indigo Denver Management Company, LLC are organized under the laws of the state of Delaware. William A. Franke is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

35909R108

ITEM 3.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 216,012,632 shares of Common Stock outstanding as of November 5, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Indigo Frontier Holdings Company, LLC	178,834,034	82.8%	0	178,834,034	0	178,834,034
Indigo Denver Management Company, LLC	178,834,034	82.8%	0	178,834,034	0	178,834,034
William A. Franke	178,841,126	82.8%	7,092	178,834,034	0	178,834,034

Indigo Frontier Holdings Company, LLC is the record holder of 178,834,034 shares of Common Stock reported herein. Mr. Franke is the beneficial owner of 7,092 shares of Common Stock issuable upon vesting of restricted stock units.

Mr. Franke is the sole member of Indigo Denver Management Company, LLC, which is the managing member of Indigo Frontier Holdings Company, LLC. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by Indigo Frontier Holdings Company, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2022

Indigo Frontier Holdings Company, LLC
By:	Indigo Denver Management Company, LLC, its managing member

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Managing Member

Indigo Denver Management Company, LLC

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Managing Member

William A. Franke

/s/ William A. Franke

CUSIP No. 35909R108	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.